UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549


                                FORM 11-K



[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 1997.

                                     OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ____________ to
     __________________.



                       Commission file number: 1-6179




                           HUCK INTERNATIONAL, INC.
                    RETIREMENT SAVINGS AND INVESTMENT PLAN




                           CORDANT TECHNOLOGIES INC.
                 2475 Washington Blvd., Ogden, Utah 84401-2398

HUCK INTERNATIONAL, INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN


Audited Financial Statements

December 31, 1997 and 1996










Report of Independent Auditors............................................1

Statements of Net Assets Available for Benefits...........................2

Statements of Changes in Net Assets Available for Benefits................3

Notes to Financial Statements.............................................4

HUCK INTERNATIONAL, INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN


                       Report of Independent Auditors


Compensation Committee
of the Board of Directors
Cordant Technologies Inc. (formerly Thiokol Corporation)

We have audited the accompanying statements of net assets available for benefits of the Huck International, Inc. Retirement Savings and Investment Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.


                                                      /s/ Ernst & Young LLP

Salt Lake City, Utah
May 8, 1998

HUCK INTERNATIONAL, INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                         December 31
                                                    1997            1996
                                                -----------     -----------
ASSETS
      Investments, at fair value - Note C
          Fixed Income Fund                     $11,350,860     $12,406,133
          Government Securities Fund                848,796         840,973
          Balanced Fund                           2,842,609       2,318,053
          Equity Index Fund                      13,441,848       9,413,690
          International Equity Fund               1,363,800       1,391,383
          Aggressive Equity Fund                  1,220,781       1,069,255
          Thiokol Corporation Stock Fund         11,321,338       5,942,552
                                                -----------     -----------

                         TOTAL INVESTMENTS       42,390,032      33,382,039

      Loans to participants                       1,590,263       1,367,013
      Accrued income receivable                     156,382          84,461
                                                -----------     -----------

                              TOTAL ASSETS       44,136,677      34,833,513

LIABILITIES
      Administrative expenses payable                 6,507           7,909
                                                -----------     -----------

                      NET ASSETS AVAILABLE
                              FOR BENEFITS      $44,130,170     $34,825,604
                                                ===========     ===========


See notes to Financial Statements.

HUCK INTERNATIONAL, INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                  Year Ended December 31
                                                   1997           1996
                                                ------------   ------------
Contributions and investment income
      Company contributions                     $  1,013,676   $  1,054,706
      Participant contributions                    2,558,322      2,518,023
      Rollover contributions                         283,822        647,558
      Dividend income                                196,987        359,078
      Interest income                                913,089        831,073
                                                ------------   ------------

                      TOTAL CONTRIBUTIONS AND
                            INVESTMENT INCOME      4,965,896      5,410,438

Net gain on sale of plan assets - Note D           2,391,634      1,819,194
Net unrealized appreciation in fair
      value of investments - Note C                6,022,698      1,377,316
Participant payments                              (3,976,351)    (7,468,978)
Administrative expenses                              (63,591)       (48,300)
Plan transfers                                       (35,720)        90,671
                                                ------------   ------------

                                NET INCREASE       9,304,566      1,180,341

Net assets available for benefits at
      beginning of year                           34,825,604     33,645,263
                                                ------------   ------------

                    NET ASSETS AVAILABLE FOR
                     BENEFITS AT END OF YEAR     $44,130,170   $ 34,825,604
                                                 ===========   ============


See notes to Financial Statements.

HUCK INTERNATIONAL, INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN


NOTES TO FINANCIAL STATEMENTS

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

General:
--------

All investments of the Huck International, Inc. Retirement Savings and Investment Plan (the Plan) are held in the Thiokol Corporation Master Savings Trust (the Trust) by The Northern Trust Company (the Trustee). The Trustee invests the assets of three employee retirement savings and investment plans of Thiokol Corporation (the Company) pursuant to instructions provided to it by the investment managers. The investment managers are appointed by the Compensation Committee of the Thiokol Board of Directors.

The Company's and participants' contributions, loans made to participants, repayments received from participants, and benefit payments or withdrawals are specifically identified for each plan. Income (loss) is allocated to the various plans based upon each plan's proportionate share of the fair value of the Trust's assets related to that income. Asset values in the Plan reflect the deduction of brokerage commissions, related transaction costs and other fees assessed by the various investment managers. Costs incurred by the Plan to administer the daily valuation system are allocated daily to each investment fund as a reduction of the Net Asset Value (NAV) at an annual rate of fifteen one hundredths of one percent. All other Plan administrative and general expenses are paid by the Company.

Investments:
------------

There are seven investment options and one employee loan option under the Plan. Investment options are: the Fixed Income Fund, the Government
Securities Fund, the Balanced Fund, the Equity Index Fund, the International Equity Fund, the Aggressive Equity Fund, and the Thiokol Corporation Stock Fund.

Investments in the stock of the Company are recorded at fair market value as determined by the closing price on the New York Stock Exchange.

The investment managers for the Equity Index, Balanced, International Equity, and Aggressive Equity Funds provide the unit value of their respective funds on a daily basis to the Trustee based upon each investment's closing price from the appropriate exchange or closing bid prices from investment brokerage firms.

HUCK INTERNATIONAL, INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN


NOTES TO FINANCIAL STATEMENTS

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

The Fixed Income and Government Securities Funds are valued at contract value, which represents periodic deposit amounts net of funds used to pay participants' withdrawals, plus credited interest at the contract rate. The interest rate for each contract is reviewed and may be adjusted semi-annually to reflect current interest rates. The stated interest rate has been adjusted for estimated contract transaction and plan administration costs.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes, such as the adjustment on the stated interest rate for the Fixed Income and Government Securities Funds. Actual results could differ from those estimates.

Funds may be invested on a temporary basis in common trust funds. Participation units in common trust funds, comprised exclusively of short-term investments, are valued at par value, which is equal to redemption value.

Gain or loss on the sale of Plan assets is determined by utilizing a historical average unit cost of investments. Unrealized appreciation or depreciation is determined by the change in fair value for the twelve-month period.


NOTE B - DESCRIPTION OF THE PLAN

The Plan is a defined-contribution 401(k) plan established to provide eligible employees with an incentive to make systematic savings for retirement from current income through payroll deductions and to provide an opportunity to acquire an equity interest in the Company or to invest in one of the other six investment choices. All domestic Huck International, Inc. employees, except Kingston bargaining employees, are eligible to participate in the Plan.

Participation in the Plan is voluntary. Participants may make contributions to the Plan for any whole percentage up to a maximum of 17% of base pay subject to limitations imposed by Federal Tax Regulations. The Company contributes an amount equal to 50% of the participants' base pay up to 8%, adjusted for any current forfeitures and reinstatement of prior forfeitures.

HUCK INTERNATIONAL, INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN


NOTES TO FINANCIAL STATEMENTS

NOTE B - DESCRIPTION OF THE PLAN

Company contributions are allocated among the investment funds in accordance with the participants' elections. Participants may transfer amounts from one investment fund to another subject to certain restrictions.

Information about the Plan's vesting and benefit provisions is contained in the booklet entitled "Your Employee Benefits" and is available from the Company's human resources department.

Active participants may obtain loans from the Plan. The maximum loan amount is subject to certain restrictions and each loan is secured by the participant's account balance. The interest charged on loans is based upon rates as determined by the Plan Administration Committee subject to Department of Labor regulations.

The Company has the right to terminate, amend, modify or suspend the Plan at any time. In the event the Plan is terminated, the entire value of the investment funds shall be applied for the exclusive benefit of participants, and no part of the funds will revert to the Company. Upon termination of the Plan, the Company will have no obligation to continue making contributions to the Plan.


NOTE C - INVESTMENTS

A description of the investment funds follows:

Fixed Income Fund:
-----------------

This fund is managed by Connecticut General Life Insurance Company (CIGNA), under a group annuity contract issued to the Trustee, which provides for a fixed rate of return. The stated annual rate of return was 6.35% for 1997, and 5.50% and 5.75% for the first and second halves of 1996 respectively. The average yield for the fund was 6.35% and 5.63% for 1997 and 1996 respectively. The majority of Fund assets consist of intermediate-term investment grade corporate bonds.

The fund is maintained in a separate account at the insurance company to prevent the assets from being subject to the claims of the general creditors of CIGNA.

HUCK INTERNATIONAL, INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN


NOTES TO FINANCIAL STATEMENTS

NOTE C - INVESTMENTS

Government Securities Fund:
---------------------------

This fund is managed by Metropolitan Life Insurance Company (MetLife) under a group annuity contract. The fund invests in intermediate-term United States Government and Government National Mortgage Association fixed income securities backed by the full faith and credit of the United States Treasury and in other highly rated short-term securities. The stated annual rate of return was 5.85% for 1997, and 5.00% and 5.25% for the first and second halves of 1996 respectively. The average yield for the fund was 5.85% and 5.13% for 1997 and 1996 respectively.

The fund is maintained in a separate account at the insurance company to prevent the assets from being subject to the claims of the general creditors of MetLife.

Balanced Fund:
--------------

This fund is managed by the investment management firm of Dodge and Cox. The fund is invested in both common stocks and bonds. The value of investments can fluctuate due to general stock and bond market conditions as well as the performance of the individual securities in which the fund is invested. Investments in any single stock or bond issue, with the exception of United States government securities, are seldom in excess of 2% of total fund assets.

Equity Index Fund:
------------------

This fund is managed by the Bankers Trust Company. The fund is invested primarily in common stocks and securities convertible into common stocks and in other similar types of equity investments which closely mirror the Standard and Poor's 500 Composite Stock Price Index. The value of investments can fluctuate due to general stock market conditions and the performance of the individual securities which comprise the Standard and Poor's 500 Composite Stock Price Index.

HUCK INTERNATIONAL, INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN


NOTES TO FINANCIAL STATEMENTS

NOTE C - INVESTMENTS

International Equity Fund:
--------------------------

This fund is managed by the investment management firm of Rowe Price-Fleming International. This fund is broadly diversified by investing in the equity securities of established foreign companies. Generally this fund is invested in over 300 stocks in more than 25 countries. This fund may invest in corporate and government debt securities, futures, options and enter into forward foreign currency exchange contracts. The fund is managed on a team basis by several portfolio managers that are each responsible for a geographic region. The portfolio managers are supported by more than 100 financial analysts. The value of this fund fluctuates with world stock and currency market conditions and the performance of the individual securities in the fund.

Aggressive Equity Fund:
-----------------------

This fund is managed by the investment management firms of Peregrine Capital Management and Provident Investment Counsel. They began management of the fund on November 1, 1996, replacing Target Investors, Inc. (Target). The Company terminated its relationship with Target due to less than expected investment returns. During November 1996, the funds in Target were liquidated and transferred to the two new managers. As a result of the transfer, the fund under Target realized a net loss of $134,182, and the fund under the new managers recognized a realized gain of $87,101 resulting in a net realized loss of $47,081 for 1996 (See Note D).

This fund is invested in the common stocks of small, rapidly growing companies. A small growth company is one which is still in the early state of its life cycle, yet has demonstrated, or is expected to achieve, long-term earnings growth. Investments in any single stock rarely exceed 4% of total fund assets. The value of investments can fluctuate due to general stock market conditions and the performance of the individual securities in the fund.

Thiokol Corporation Stock Fund:
-------------------------------

This fund is invested primarily in Thiokol Corporation common stock. Its performance depends primarily upon the performance of the Company's stock. As with other stocks, the market value of this stock can fluctuate, and participants' investments in this fund can increase or decrease in value.

HUCK INTERNATIONAL, INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN


NOTES TO FINANCIAL STATEMENTS

NOTE C - INVESTMENTS

During 1997 and 1996, the unrealized appreciation (depreciation) of the Plan's investments was as follows:

                                                              Appreciation
                                                             (Depreciation)
                                                              in Fair Value
                                                            During the Period        Fair Value         Cost
                                                            -----------------      --------------   ------------
December 31, 1997:

     Fair value as determined by
       redemption or contract value:
           Fixed Income Fund                                   $         --        $ 11,350,860     $ 11,350,860
           Government Securities Fund                                    --             848,796          848,796
     Fair value as determined by quoted market prices:
           Balanced Fund                                            179,470           2,842,609        2,424,106
           Equity Index Fund                                      2,514,633          13,441,848        8,326,050
           International Equity Fund                                (76,383)          1,363,800        1,334,550
           Aggressive Equity Fund                                   (14,615)          1,220,781        1,269,355
           Thiokol Corporation Stock Fund                         3,419,593          11,321,338        6,041,935
                                                               ------------        ------------     ------------
                                                               $  6,022,698        $ 42,390,032     $ 31,595,652
                                                               ============        ============     ============
December 31, 1996:

     Fair value as determined by redemption or contract value:
           Fixed Income Fund                                   $         --        $ 12,406,133     $ 12,406,133
           Government Securities Fund                                    --             840,973          840,973
     Fair value as determined by quoted market prices:
           Balanced Fund                                            134,286           2,318,053        2,069,012
           Equity Index Fund                                        971,010           9,413,690        6,962,809
           International Equity Fund                                 69,168           1,391,383        1,260,705
           Aggressive Equity Fund                                   (44,311)          1,069,255        1,098,941
           Thiokol Corporation Stock Fund                           247,163           5,942,552        3,900,055
                                                               ------------        ------------     ------------
                                                               $  1,377,316        $ 33,382,039     $ 28,538,628
                                                               ============        ============     ============


HUCK INTERNATIONAL, INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN


NOTES TO FINANCIAL STATEMENTS

NOTE D - CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS BY
INVESTMENT FUND

                                                          Year Ended December 31, 1997
                                               ------------------------------------------------
                                                  Fixed             Gov't
                                                  Income            Sec.             Balanced
                                                  Fund              Fund               Fund
                                               ------------      ------------      ------------
Contributions and investment
      income:

      Company contributions                    $    278,058      $     45,390      $     70,943
      Participant contributions                     676,812           104,889           200,088
      Rollover contributions                        107,286               955            77,583
      Dividend income                                  --                --              89,909
      Interest income                               778,425            49,467             6,693
                                               ------------      ------------      ------------

                 TOTAL CONTRIBUTIONS AND
                       INVESTMENT INCOME          1,840,581           200,701           445,216

Net gain on sale of plan assets                        --                --             220,705
Net unrealized appreciation
      (depreciation) in fair value of
      investments                                      --                --             179,470
Participant payments                             (1,546,389)          (38,213)         (220,661)
Administrative expenses                             (18,237)           (1,260)           (4,079)
Plan transfers                                      (44,497)             --               1,305
Participant transfers                            (1,342,097)         (138,588)           95,549
                                               ------------      ------------      ------------

                 NET (DECREASE) INCREASE         (1,110,639)           22,640           717,505

Net assets available for benefits
      at beginning of year                       12,901,903           873,440         2,383,301
                                               ------------      ------------      ------------

                NET ASSETS AVAILABLE FOR
                 BENEFITS AT END OF YEAR        $11,791,264      $    896,080      $  3,100,806
                                               ============      ============      ============


HUCK INTERNATIONAL, INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN


NOTES TO FINANCIAL STATEMENTS

NOTE D - CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS BY
INVESTMENT FUND


                                                                       Year Ended December 31, 1997
                                         ----------------------------------------------------------------------------
                                             Equity          Int'l        Aggressive        Company
                                             Index          Equity          Equity           Stock
                                             Fund            Fund            Fund            Fund           Total
                                         ------------    ------------    ------------    ------------    ------------
Contributions and investment
     income:
     Company contributions               $    283,903    $     55,475    $     50,076    $    229,831    $  1,013,676
     Participant contributions                741,106         142,204         128,936         564,287       2,558,322
     Rollover contributions                    17,977          19,397          15,739          44,885         283,822
     Dividend income                              585           2,500           1,208         102,785         196,987
     Interest income                           33,342           5,100           4,190          35,872         913,089
                                         ------------    ------------    ------------    ------------    ------------
             TOTAL CONTRIBUTIONS AND
                   INVESTMENT INCOME        1,076,913         224,676         200,149         977,660       4,965,896

Net gain on sale of plan assets               676,916         111,392         101,364       1,281,257       2,391,634
Net unrealized appreciation
     (depreciation) in fair value of
     investments                            2,514,633         (76,383)        (14,615)      3,419,593       6,022,698
Participant payments                         (962,848)       (262,627)       (111,458)       (834,155)     (3,976,351)
Administrative expenses                       (21,773)         (1,824)         (1,591)        (14,827)        (63,591)
Plan transfers                                  4,929           1,359             808             376         (35,720)
Participant transfers                         799,343         (38,347)        (30,369)        654,509            --
                                         ------------    ------------    ------------    ------------    ------------

             NET (DECREASE) INCREASE        4,088,113         (41,754)        144,288       5,484,413       9,304,566

Net assets available for benefits
     at beginning of year                   9,811,089       1,468,093       1,133,426       6,254,352      34,825,604
                                         ------------    ------------    ------------    ------------    ------------
            NET ASSETS AVAILABLE FOR
             BENEFITS AT END OF YEAR     $ 13,899,202    $  1,426,339    $  1,277,714    $ 11,738,765    $ 44,130,170
                                         ============    ============    ============    ============    ============



HUCK INTERNATIONAL, INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN


NOTES TO FINANCIAL STATEMENTS

NOTE D - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY
INVESTMENT FUND

                                                         Year Ended December 31, 1996
                                               -----------------------------------------------
                                                  Fixed             Gov't
                                                 Income             Sec.            Balanced
                                                  Fund              Fund              Fund
                                               -----------      ------------      ------------

Contributions and investment
      income:

      Company contributions                    $    320,261     $     46,502      $     67,589
      Participant contributions                     741,864          110,155           181,377
      Rollover contributions                        261,291           73,389            35,635
      Dividend income                                 --                --              70,328
      Interest income                               722,727           37,602             5,109
                                               ------------     ------------      ------------

             TOTAL CONTRIBUTIONS AND
                   INVESTMENT INCOME              2,046,143          267,648           360,038

Net gain (loss) on sale of plan assets ........        --               --              70,118
Net unrealized appreciation
      (depreciation) in fair value of
      investments .............................        --               --             134,286
Participant payments ..........................  (3,651,984)        (300,546)         (825,860)
Administrative expenses .......................     (18,607)          (1,057)           (3,018)
Plan transfers ................................      94,658             --                (327)
Participant transfers .........................    (834,199)          29,035           604,426
                                               ------------     ------------      ------------

             NET (DECREASE) INCREASE             (2,363,989)          (4,920)          339,663

Net assets available for benefits
      at beginning of year ....................  15,265,892          878,360         2,043,638
                                               ------------     ------------      ------------

            NET ASSETS AVAILABLE FOR
             BENEFITS AT END OF YEAR           $ 12,901,903     $    873,440      $  2,383,301
                                               ============     ============      ============

HUCK INTERNATIONAL, INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN


NOTES TO FINANCIAL STATEMENTS

NOTE D - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY
INVESTMENT FUND

                                                                    Year Ended December 31, 1996
                                           ----------------------------------------------------------------------------
                                              Equity           Int'l        Aggressive        Company
                                              Index           Equity          Equity           Stock
                                               Fund            Fund            Fund            Fund            Total
                                           ------------    ------------    ------------    ------------    ------------
Contributions and investment
     income:
     Company contributions                 $    283,643    $     47,935    $     58,772    $    230,004    $  1,054,706
     Participant contributions                  674,924         122,203         147,458         540,042       2,518,023
     Rollover contributions                     164,301          24,644          22,480          65,818         647,558
     Dividend income                            163,894          25,795          10,057          89,004         359,078
     Interest income                             26,724           4,201           4,565          30,145         831,073
                                           ------------    ------------    ------------    ------------    ------------
             TOTAL CONTRIBUTIONS AND
                   INVESTMENT INCOME          1,313,486         224,778         243,332         955,013       5,410,438

Net gain (loss) on sale of plan assets          672,672          55,853         (47,081)      1,067,632       1,819,194
Net unrealized appreciation
     (depreciation) in fair value of
     investments                                971,010          69,168         (44,311)        247,163       1,377,316
Participant payments                         (1,615,836)       (261,895)       (268,050)       (544,807)     (7,468,978)
Administrative expenses                         (13,484)         (1,596)         (2,376)         (8,162)        (48,300)
Plan transfers                                   (1,864)         (1,290)            183            (689)         90,671
Participant transfers                          (123,088)        602,182        (324,002)         45,646            --
                                           ------------    ------------    ------------    ------------    ------------

             NET (DECREASE) INCREASE          1,202,896         687,200        (442,305)      1,761,796       1,180,341

Net assets available for benefits
     at beginning of year                     8,608,193         780,893       1,575,731       4,492,556      33,645,263
                                           ------------    ------------    ------------    ------------    ------------

            NET ASSETS AVAILABLE FOR
             BENEFITS AT END OF YEAR       $  9,811,089    $  1,468,093    $  1,133,426    $  6,254,352    $ 34,825,604
                                           ============    ============    ============    ============    ============



HUCK INTERNATIONAL, INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS



NOTE E - INCOME TAX STATUS

The Company has received a favorable letter of determination from the Internal Revenue Service stating that the Plan qualifies under section 401 and the Trust is exempt from tax under section 501(a) of the Internal Revenue Code (IRC). The Plan is required to operate in conformity with the IRC to maintain its qualification. The Company is not aware of any course of action or series of events that have occurred that would adversely affect the Plan's qualified status. Participants are not subject to income tax on Company contributions or income credited to their accounts until such time as these amounts are distributed.


NOTE F -- QUARTERLY NET ASSET VALUE INFORMATION

The NAV of each fund was established at $10.00 on January 1, 1995. A participant's fund balance is computed by multiplying the NAV by the number of units owned. The investment fund NAV at the end of each quarter for 1997 and 1996 was as follows:

                                        March 31      June 30      Sept 30      Dec 31
                                        --------     --------     --------     --------
Calendar Year 1997

      Fixed Income Fund                $11.2903      $11.4647     $11.6437     $11.8256
      Government Securities Fund        11.1744       11.3336      11.4969      11.6625
      Balanced Fund                     14.8108       16.4264      17.7097      17.7295
      Equity Index Fund                 17.2947       20.3152      21.8366      22.4551
      International Equity Fund         12.9622       14.5394      14.4370      13.3608
      Aggressive Equity Fund             9.3690       10.9900      12.7147      11.5949
      Thiokol Corporation Stock Fund    19.3789       24.3948      29.8851      28.2672

Calendar Year 1996

      Fixed Income Fund                $10.6708      $10.8135     $10.9622     $11.1209
      Government Securities Fund        10.6097       10.7396      10.8787      11.0196
      Balanced Fund                     13.1734       13.4550      13.7435      14.6521
      Equity Index Fund                 14.4606       15.0990      15.5518      16.8403
      International Equity Fund         11.8484       12.3096      12.3838      12.9706
      Aggressive Equity Fund            10.4971       10.8888      10.4508      10.5032
      Thiokol Corporation Stock Fund    15.5724       14.0127      16.5682      15.7884


HUCK INTERNATIONAL, INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS



NOTE G - YEAR 2000 (UNAUDITED)

The Plan is dependent on information systems controlled and maintained by the Company and third party service providers. The Company and the third party service providers have indicated their systems are Year 2000 compliant or they expect their systems to be Year 2000 compliant by March 31, 1999. The Company and the third party service providers bear all costs associated with becoming Year 2000 compliant. No material impact to the Plan is anticipated from Year 2000 issues.


NOTE H - SUBSEQUENT EVENTS

On January 22, 1998, the Company's Board of Directors declared a two-for-one stock split in the form of a stock dividend payable March 13, 1998, for each stockholder of record on February 27, 1998. The Company Stock Fund is valued in units, rather than shares, and therefore the split will not impact the number of units or the value allocated to the participants accounts. The NAV is also unaffected by the stock split.

On May 5, 1998, the Thiokol Corporation announced effective immediately the change of the corporate name to Cordant Technologies Inc. This name change will have no effect on the Plan.

                                  Exhibit

                      Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-10316) pertaining to certain Retirement Savings and Investment Plans of Thiokol Corporation of our report dated May 8, 1998, with respect to the financial statements of the Huck International, Inc. Retirement Savings and Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1997.


                                                      /s/ Ernst & Young LLP



Salt Lake City, Utah
June 25, 1998

                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                      HUCK INTERNATIONAL, INC.
                                      RETIREMENT SAVINGS
                                      AND INVESTMENT PLAN




Date:  June 29, 1998                  /s/Richard L. Corbin
                                      -------------------------------------
                                      Richard L. Corbin
                                      Senior Vice President and
                                      Chief Financial Officer
                                      for the Plan Administrative Committee